February 29, 2016

Tom Kluck

Legal Branch Chief

Office of Real Estate and Commodities

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3233

100 F Street, NE

Washington, D.C. 20549

Re:	Generation Income Properties, Inc. Offering Statement on Form 1-A File No. 024-10481

Dear Mr. Kluck:

Generation Income Properties, Inc. (the “Company”), hereby requests acceleration of the qualification date and time of the above-referenced offering statement to Monday, February 29, 2016 at 5:00 p.m., Eastern Time, or as soon thereafter as is practicable.

In making this request, the Company acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility from the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ David Sobelman

David Sobelman

Chief Executive Officer